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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 7)*

                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                           12686C-10-9 (CUSIP Number)

                                December 31, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1.    NAME OF REPORTING PERSON                 John MacPherson,
                                               individually
                                               and as Trustee for the Trusts
                                               listed in Exhibit A

      I.R.S. Identification Nos. of above persons (entities only)      N/A

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         U.S.A.

                 5.    SOLE VOTING POWER                             7,046,396
   NUMBER OF
    SHARES
 BENEFICIALLY    6.    SHARED VOTING POWER                                   0
  OWNED BY
EACH REPORTING   7.    SOLE DISPOSITIVE POWER                        7,046,396
   PERSON
    WITH         8.    SHARED DISPOSITIVE POWER                              0

  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   7,046,396

10.   CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                5.05%

12.   TYPE OF REPORTING PERSON
                                                             IN






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              CONTINUATION PAGES OF AMENDMENT NO. 7 TO SCHEDULE 13G
                                    FILED BY
                  JOHN MACPHERSON, INDIVIDUALLY AND AS TRUSTEE

Item 1(a)   Name of Issuer:

            Cablevision Systems Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1111 Stewart Avenue
            Bethpage, New York 11714

Item 2(a)   Name of Person Filing:

            John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A.

Item 2(b)   Address of Principal Business Office:

            c/o Cablevision Systems
            1111 Stewart Avenue
            Bethpage, New York  11714

Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Class A Common Stock

Item 2(e)   CUSIP Number:

            12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable.




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Item 4.     Ownership

            (a)   Amount Beneficially Owned

                  7,046,396 (as of December 31, 2000)

            (b)   Percent of Class:

                  5.05% (as of December 31, 2000)

            (c)   Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:
                         7,046,396

                  (ii)   shared power to vote or to direct the vote:  0

                 (iii) sole power to dispose or to direct the disposition of: 7,046,396

                  (iv)   shared power to dispose or to direct the
                         disposition of:   0

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.




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Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.




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SIGNATURE.
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2001


                            Signature:  /s/ John MacPherson
                                        By William A. Frewin, Jr., as
                                          attorney-in-fact
                                          -----------------------------
                            Name/Title: John MacPherson, individually and as
                                        Trustee of each of the following Trusts:
                                        CFD Trust No.  1
                                        CFD Trust No.  2
                                        CFD Trust No.  3
                                        CFD Trust No.  4
                                        CFD Trust No.  5
                                        CFD Trust No.  6
                                        CFD Trust No. 10




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